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3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02007219

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Network Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2780 Skypark Drive, Suite 300
(No. and Street)

Torrance (City) CA (State) 90505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
N. Mark Marr (310) 326-3100 ext. 519
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

725 South Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/18/02

OATH OR AFFIRMATION

I, N. Mark Marr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Network Investment Corporation, as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public


LESLIE F. TRIPP
Commission # 1312181
Notary Public - California
Los Angeles County
My Comm. Expires Jul 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Network Investment Corporation

Statement of Financial Condition

December 31, 2001

Contents

Report of Independent Auditors 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

■ **Ernst & Young LLP**
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: [illegible]
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Financial Network Investment Corporation

We have audited the accompanying statement of financial condition of Financial Network Investment Corporation (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Network Investment Corporation at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 1, 2002

Financial Network Investment Corporation

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 20,969,666
Commissions and concessions receivable	9,858,167
Securities owned, at market value	2,392,677
Notes receivable from related parties	137,771
Accounts receivable	49,450
Prepaid expenses	21,811
Deferred income tax asset	1,097,210
Other assets	1,977,527
Total assets	$ 36,504,279
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 19,329,334
Securities sold not yet purchased, at market value	393,251
Due to affiliates	966,550
Accounts payable and other accrued expenses	8,416,969
Total liabilities	29,106,104
Stockholder's equity:	
Common stock (par value $.001 per share; 5,000,000 shares authorized, 1,000,000 shares issued and outstanding)	1,000
Additional paid-in capital	1,316,500
Retained earnings	6,080,675
Total stockholder's equity	7,398,175
Total liabilities and stockholder's equity	$ 36,504,279

See accompanying notes.

Financial Network Investment Corporation

Notes to Statement of Financial Condition

December 31, 2001

1. Nature of Business and Ownership

Financial Network Investment Corporation (the Company) is a securities broker-dealer engaged in the sale of securities to the general public through a national network of registered representatives. The Company is also a registered investment advisor providing investment advice and financial planning services to clients residing in the United States. The Company is a wholly owned subsidiary of FNI International, Inc. (FNII or Parent) and has certain transactions with other subsidiaries of FNII. FNII is a wholly owned subsidiary of Aetna Retail Holding Company, Inc. (ARHC), whose ultimate parent is ING Groep N.V. (ING).

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents.

Securities Owned

Securities owned are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at market value.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years.

2. Summary of Significant Accounting Policies (continued)

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value as determined by quoted prices on national exchanges. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Accounts Receivable

Accounts receivable are shown at their net realizable value.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event the clearing broker-dealer may charge any related losses to the Company.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The Company files a consolidated tax return with ING America Insurance Holdings, Inc. and reports current income tax as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses utilized in the consolidated tax return.

Included in "due to affiliates" in the attached statement of financial condition is $149,013 recoverable under the tax allocation agreement.

Significant components of the Company's deferred tax assets at December 31, 2001, are as follows:

Deferred tax assets:	
State income taxes	$ 61,796
Deferred compensation	759,170
Accrued vacation	157,190
Mark to market of securities	40,442
Depreciation	64,350
Other reserves	14,262
Total deferred tax assets	$ 1,097,210

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

5. Operating Leases

In the normal course of business, the Company enters into certain noncancelable lease agreements, mainly for office space and equipment. The office space agreement requires the Company to provide for property taxes, normal maintenance, and insurance.

5. Operating Leases (continued)

Future minimum lease payments at December 31, 2001, were:

2002	$ 909,830
2003	179,688
Future minimum lease payments	$ 1,089,518

6. Employee Benefits

The Company has established a 401(k) plan covering substantially all employees with one or more years of service. Contributions to the plan, if any, are at the discretion of the Board of Directors.

The Company also has established a Deferred Compensation Plan for Registered Representatives during 2001. This plan is unfunded, and the purpose of the plan is to provide participants with an effective means of deferring a portion of any commission and fees they are entitled to receive. At December 31, 2001, securities owned and accounts payable and other accrued expenses on the balance sheet included $1,679,000 and $1,800,000, respectively, related to this plan.

7. Related Party Transactions

FN Insurance Services, Inc. and FN Insurance Services of Texas, Inc. (affiliated companies) act as agents in collecting insurance commissions in certain states.

During 2001, the Company engaged ING Advisors Network (an affiliated company) and ARHC to provide administrative services.

Amounts due to the parent companies, which includes the income tax asset, are of a temporary nature and do not bear interest.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of

8. Net Capital Requirements (continued)

$250,000 or 2% of aggregate debit balances arising from customer transactions as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2001, the Company had net capital of $3,745,167 or an excess of $3,495,167 over required net capital.